LEGG MASON
GLOBAL ASSET MANAGEMENT

FOR IMMEDIATE RELEASE

Investor Relations: **Media:**
Alan Magleby   Mary Athridge
410-454-5246   212-805-6035
amagleby@leggmason.com   mkathridge@leggmason.com

LEGG MASON REPORTS FOURTH QUARTER AND FISCAL YEAR-END RESULTS

-- Fourth Quarter Net Income of $29 Million, or $0.23 per Diluted Share --

-- Fourth Quarter Adjusted Income of $67 Million, or $0.52 per Diluted Share --

-- Results Include Real Estate Related Losses of $53 Million, or $0.27 per Diluted Share --

-- Assets Under Management of $665 Billion --

Baltimore, Maryland – April 30, 2013 – Legg Mason, Inc. (NYSE: LM) today reported its operating results for the fourth fiscal quarter ended March 31, 2013. The Company reported net income[1] of $29.2 million, or $0.23 per diluted share, as compared with a net loss of $453.9 million, or $3.45 per diluted share, in the previous quarter, and net income of $76.1 million, or $0.54 per diluted share, in the fourth quarter of fiscal 2012. Included in this quarter's results were $52.8 million, or $0.27 per diluted share, of real estate related losses driven by an initiative to reduce space requirements. Last quarter's results include $734.0 million, or $3.86 per diluted share, in non-cash impairment charges related to intangible assets. Adjusted income[2] for the fourth quarter was $66.7 million, or $0.52 per diluted share, as compared to $91.8 million, or $0.70 per diluted share, in the previous quarter and $123.6 million, or $0.88 per diluted share, in the fourth quarter of fiscal 2012. For the fourth quarter, operating revenues were $667.8 million, down 1% from $673.9 million in the prior quarter and up 3% from $648.6 million in the fourth quarter of fiscal 2012. Operating expenses were $624.8 million, down 52% from $1.3 billion in the prior quarter, and up 8% from $576.4 million in the fourth quarter of fiscal 2012.

The net loss for fiscal year 2013 was $353.3 million, or $2.65 per diluted share, as compared to net income of $220.8 million, or $1.54 per diluted share for fiscal year 2012. Adjusted income for the year was $347.2 million, or $2.61 per diluted share, as compared to adjusted income of $397.0 million, or $2.77 per diluted share for fiscal year 2012. Operating revenues for fiscal year 2013 were $2.6 billion, down 2% from $2.7 billion for fiscal year 2012. Operating expenses for fiscal year 2013 were $3.0 billion, up 31% from $2.3 billion for fiscal year 2012. For the fiscal year 2013, operating expenses, excluding the non-cash impairment charges related to intangible assets of $734.0 million, were flat compared to fiscal year 2012.

Assets Under Management ("AUM") were $664.6 billion, up 2% from $648.9 billion as of December 31, 2012 and up 3% from $643.3 billion as of March 31, 2012.

(Amounts in millions, except per share amounts)

	Quarters Ended			Fiscal Year Ended	
	Mar 2013	Dec 2012	Mar 2012	Mar 2013	Mar 2012
Total Operating Revenues	$ 667.8	$ 673.9	$ 648.6	$ 2,612.6	$ 2,662.6
Total Operating Expenses	624.8	1,307.2	576.4	3,047.1	2,323.8
Operating Income (Loss)	43.0	(633.3)	72.2	(434.5)	338.8
Net Income (Loss)[1]	29.2	(453.9)	76.1	(353.3)	220.8
Adjusted Income[2]	66.7	91.8	123.6	347.2	397.0
Net Income (Loss) Per Share - Diluted[1]	0.23	(3.45)	0.54	(2.65)	1.54
Adjusted Income Per Share - Diluted[2]	0.52	0.70	0.88	2.61	2.77

(1) Net Income (Loss) Attributable to Legg Mason, Inc.
(2) See "Use of Supplemental Data as Non-GAAP Financial Information" below.

Comments on the Fourth Quarter of Fiscal Year 2013 Results

Joseph A. Sullivan, President and CEO of Legg Mason said, "Today we announced strong core earnings as markets strengthened, our flows improved and the Company made continued progress on a number of initiatives, including closing the Fauchier Partners acquisition, continuing our share repurchase, consolidating our real estate, and appointing a new executive leadership team.

"On the strategic front, we remain fully committed to the affiliate model as the best way to attract top money managers who want investment and operational autonomy while having the ability to tap into a strong, globally diversified corporate parent. The affiliate model generates consistent and significant amounts of cash which will allow us to build and optimize our portfolio of affiliate brands along with returning cash to shareholders. We will invest in organic growth and strategic acquisitions while focusing on distributing our products in the broadest and most effective way possible. Our goal is to further diversify our portfolio of investment managers over time to produce more consistent earnings and AUM growth while driving greater profitability."

Assets Under Management Increased to $665 Billion

AUM increased to $664.6 billion compared with $648.9 billion at December 31, 2012, primarily driven by $12.1 billion in market performance, as well as $5.4 billion related to the Fauchier acquisition, which closed in March of this year. These items were partially offset by $1.8 billion in outflows. AUM was up 3% from $643.3 billion as of March 31, 2012.

- Equity and fixed income outflows were $2.6 billion and $0.4 billion, respectively, while liquidity inflows were $1.2 billion for the quarter ended March 31, 2013.

- At March 31, 2013, fixed income represented 55% of AUM, while equity represented 24% and liquidity represented 21% of AUM.

- By client domicile, 61% of AUM was United States and 39% of AUM was non-U.S.

- Average AUM during the quarter was $657.4 billion compared to $648.3 billion in the third quarter of fiscal year 2013 and $634.9 billion in the fourth quarter of fiscal year 2012. Average long-term AUM was $518.8 billion compared to $516.9 billion in the prior quarter and $516.3 billion in the fourth quarter of fiscal year 2012.

Comparison to the Third Quarter of Fiscal Year 2013

Net income was $29.2 million, or $0.23 per diluted share, as compared with a net loss of $453.9 million, or $3.45 per diluted share, in the third quarter of fiscal year 2013. The current quarter's results included $52.8 million in real estate related losses, which reduced earnings per share by $0.27. The prior quarter's results included $734.0 million, or $3.86 per diluted share, of non-cash impairment charges related to intangible assets.

- Operating revenues of $667.8 million were down 1% from $673.9 million in the prior quarter, primarily due to lower performance fees, as last quarter's results included a $32 million fee from Western Asset related to the wind-down of its participation in the U.S. Treasury's Public-Private Investment Program.

- Operating expenses of $624.8 million were down from $1.3 billion in the prior quarter as last quarter's results included $734.0 million in non-cash impairment charges related to intangible assets. The current quarter's expenses included approximately $52.8 million in real estate related losses and $8.5 million in severance and deferred compensation costs related to the senior management restructuring. In addition, the current quarter's expenses included a $7.2 million gain in the market value of deferred compensation and seed investments which are recorded as an increase in compensation and benefits with an offset in other non-operating income, compared to a gain of $3.7 million in the prior quarter.

- Other non-operating income was $5.6 million, as compared to $5.4 million of expense in the third quarter of fiscal 2013. Gains on corporate investments, not offset in compensation, were $10.0 million

compared with $6.8 million in the prior quarter. The current quarter also included gains on funded deferred compensation and seed investments, as described above. In addition, the current quarter included $2.2 million in gains associated with consolidated investment vehicles compared to $4.0 million in losses in the prior quarter. The consolidation of investment vehicles has no impact on net income as the effects of consolidation are fully attributable to noncontrolling interests.

- Operating margin was 6.4%, as compared to a negative margin in the prior quarter due to the non-cash impairment charges related to intangible assets. Operating margin, as adjusted,[2] was 9.7%, reflecting the impact of the real estate related losses, which reduced the operating margin by 10.0%, as compared with 19.8% in the prior quarter.

- Adjusted income was $66.7 million, or $0.52 per diluted share, compared to adjusted income of $91.8 million, or $0.70 per diluted share, in the prior quarter.

Comparison to the Fourth Quarter of Fiscal Year 2012

Net income was $29.2 million, or $0.23 per diluted share, as compared with net income of $76.1 million, or $0.54 per diluted share, in the fourth quarter of fiscal year 2012. The current quarter's results included $52.8 million in real estate related losses, which reduced earnings per share by $0.27. The fourth quarter of fiscal year 2012 results included tax benefits associated with the restructuring of a foreign subsidiary, partially offset by adjustments to the net value of certain deferred tax assets, totaling $4.7 million, or $0.03 per diluted share.

- Operating revenues of $667.8 million increased 3% from $648.6 million in the fourth quarter of fiscal year 2012, reflecting an $18.5 million increase in performance fees.

- Operating expenses of $624.8 million were up 8% from $576.4 million in the fourth quarter of fiscal year 2012 as the current quarter's expenses included approximately $52.8 million in real estate related losses and $8.5 million in severance and deferred compensation costs related to the senior management restructuring. The current quarter's expenses also included a $7.2 million gain in the market value of deferred compensation and seed investments which are recorded as an increase in compensation and benefits with an offset in other non-operating income, compared to a gain of $28.7 million in the fourth quarter of fiscal year 2012. The fourth quarter of fiscal 2012 expenses included transition-related costs of $1.9 million as well as $9.4 million in costs related to the launch of a closed-end fund. Operating expenses also increased from the prior year quarter, reflecting higher revenue share compensation primarily related to higher revenues.

- Other non-operating income was $5.6 million, as compared to $37.8 million in income in the fourth quarter of fiscal year 2012. Gains on corporate investments, not offset in compensation were $10.0 million compared with $10.4 million of gains in the fourth quarter of fiscal 2012. Interest expense decreased by $5.7 million in the current quarter, compared to the fourth quarter of fiscal 2012 due to the refinancing of debt. The current quarter also included gains on funded deferred compensation and seed investments, as described above. In addition, the current quarter also included $2.2 million in gains associated with consolidated investment vehicles, as compared to $1.4 million in gains in the prior year quarter. The consolidation of investment vehicles has no impact on net income as the effects of consolidation are fully attributable to noncontrolling interests. In addition, the fourth quarter of fiscal 2012 included $7.5 million on the sale of a small wealth manager and $8.6 million related to an assigned bankruptcy claim.

- Operating margin was 6.4%, as compared to 11.1% in the fourth quarter of fiscal 2012. Operating margin, as adjusted, was 9.7%, as compared with 21.2% in the fourth quarter of fiscal 2012. Operating margin and Operating margin, as adjusted, both decreased due to the real estate related losses this quarter.

- Adjusted income was $66.7 million, or $0.52 per diluted share, compared to adjusted income of $123.6 million, or $0.88 per diluted share, in the fourth quarter of fiscal 2012.

Comparison to the Full Year Fiscal Year 2012

Net loss was $353.3 million, or $2.65 per diluted share, as compared with net income of $220.8 million, or $1.54 per diluted share for fiscal year 2012. The current year's results included $734.0 million, or $3.81 per diluted share, of non-cash impairment charges related to intangible assets.

- Operating revenues of $2.6 billion decreased 2% from $2.7 billion in fiscal year 2012, reflecting a less favorable AUM mix.

- Operating expenses of $3.0 billion were up from $2.3 billion in fiscal year 2012 primarily due to $734.0 million in non-cash impairment charges relating to intangible assets. The current year's expenses also included a $36.5 million gain in the market value of deferred compensation and seed investments which are recorded as an increase in compensation and benefits with an offset in other non-operating income, compared to a gain of $13.8 million in fiscal year 2012. Fiscal 2013 expenses also included $52.8 million in real estate related losses. Fiscal 2012 expenses included transition-related costs of $73.1 million.

- Other non-operating expense was $76.1 million, as compared to $35.7 million in expenses in fiscal year 2012. The current year included a non-operating charge of $69.0 million arising from the extinguishment and subsequent refinancing of debt. This debt refinancing also resulted in a $24.7 million reduction in interest expense from fiscal 2012. Gains on corporate investments, not offset in compensation were $15.6 million compared with $3.0 million of losses in fiscal 2012. The current year also included gains on funded deferred compensation and seed investments, as described above. In addition, the current year included $3.9 million in losses associated with consolidated investment vehicles, as compared to $13.6 million in gains in fiscal 2012. The consolidation of investment vehicles has no impact on net income as the effects of consolidation are fully attributable to noncontrolling interests.

- Operating margin was negative due to the non-cash impairment charges related to intangible assets, as compared to 12.7% in fiscal 2012. Operating margin, as adjusted, was 16.8%, as compared with 21.3% in the prior year.

- Adjusted income was $347.2 million, or $2.61 per diluted share, compared to adjusted income of $397.0 million, or $2.77 per diluted share, in fiscal 2012.

Quarterly Business Developments

- Legg Mason and Permal closed the Fauchier Partners acquisition. The acquisition creates an institutionally focused platform with offices in nine locations around the world, and a global investment team based in New York, London, Paris and Singapore.

- Institutional Investor named Western Asset the US Fixed Income Core Manager of the year for 2012.

- The Hedge Fund Review's Americas Awards 2012 awarded Permal "Best Specialist Hedge Fund of Funds" over 10 years, and Best Emerging Markets Hedge Fund of Funds over one year.

- ClearBridge Investments won two Fund of the Year Awards for 2012 from Benchmark Magazine. The ClearBridge US Appreciation Fund won in the US Large Cap Blend Equity category, and the ClearBridge Aggressive Growth Fund won in the US Large Cap Growth Category.

- Brandywine's Global Fixed Income Fund won the 2013 Morningstar Asia Award in the Best Global Bond category.

Quarterly Performance

At March 31, 2013:

	1 Year	3 Year	5 Year	10 Year
% of Strategy AUM beating Benchmark[3]	84%	85%	88%	91%
% of Long-Term US Fund Assets Beating Lipper Category Average[3]				
Equity	56%	44%	59%	53%
Fixed Income	64%	76%	87%	85%
Total US Fund Assets	59%	57%	70%	64%

Of Legg Mason's long-term U.S. mutual fund assets, 52% were rated 4 or 5 stars by Morningstar.

Balance Sheet

At March 31, 2013, Legg Mason's cash position was $933 million. Total debt was $1.1 billion and stockholders' equity was $4.8 billion. The ratio of total debt to total capital (total equity plus total debt excluding consolidated investment vehicles) was 19%, consistent with the prior quarter. In the quarter, the Company completed additional open market purchases of 3.7 million shares, which reduced weighted average shares by 990 thousand.

Conference Call to Discuss Results

A conference call to discuss the Company's results, hosted by Mr. Sullivan, will be held at 8:00 am EDT today. The call will be open to the general public. Interested participants should access the call by dialing 1-800-447-0521 (or for international calls 1-847-413-3238), confirmation number 34474578 at least 10 minutes prior to the scheduled start to ensure connection.

The presentation slides that will be reviewed during the conference call will be available on the Investor Relations section of the Legg Mason website shortly after the release of the financial results.

A replay of the live broadcast will be available on the Legg Mason website, in the investor relations section, or by dialing 1-888-843-7419 (or for international calls 1-630-652-3042), enter pass code 34474578# when prompted. Please note that the replay will be available beginning at 12:00 p.m. EDT on Tuesday, April 30, 2013, and ending at 11:59 p.m. EDT on May 14, 2013.

(3) See "Supplemental Data Regarding Quarterly Performance" below.

About Legg Mason

Legg Mason is a global asset management firm, with $665 billion in assets under management as of March 31, 2013. The Company provides active asset management in many major investment centers throughout the world. Legg Mason is headquartered in Baltimore, Maryland, and its common stock is listed on the New York Stock Exchange (symbol: LM).

This release contains forward-looking statements subject to risks, uncertainties and other factors that may cause actual results to differ materially. For a discussion of these risks and uncertainties, see "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Legg Mason's Annual Report on Form 10-K for the fiscal year ended March 31, 2012 and in the Company's quarterly reports on Form 10-Q.

Supplemental Data Regarding Quarterly Performance

Strategy Performance
For purposes of investment performance comparisons, strategies are an aggregation of discretionary portfolios (separate accounts, investment funds, and other products) into a single group that represents a particular investment objective.   In the case of separate accounts, the investment performance of the account is based upon the performance of the strategy to which the account has been assigned. Each of our asset managers has its own specific guidelines for including portfolios in their strategies. For those managers which manage both separate accounts and investment funds in the same strategy, the performance comparison for all of the assets is based upon the performance of the separate account.

Ninety percent of total AUM is included in strategy AUM as of March 31, 2013, although not all strategies have three, five, and ten year histories. Total strategy AUM includes liquidity assets. Certain assets are not included in reported performance comparisons. These include: accounts that are not managed in accordance with the guidelines outlined above; accounts in strategies not marketed to potential clients; accounts that have not yet been assigned to a strategy; and certain smaller products at some of our affiliates.

Past performance is not indicative of future results. For AUM included in institutional and retail separate accounts and investment funds managed in the same strategy as separate accounts, performance comparisons are based on gross-of-fee performance. For investment funds (including fund-of-hedge funds) which are not managed in a separate account format, performance comparisons are based on net-of-fee performance. These performance comparisons do not reflect the actual performance of any specific separate account or investment fund; individual separate account and investment fund performance may differ. The information in this presentation is provided solely for use in connection with this presentation, and is not directed toward existing or potential clients of Legg Mason.

Long-term US Fund Assets Beating Lipper Category Average
Long-term US fund assets include open-end, closed-end, and variable annuity funds. These performance comparisons do not reflect the actual performance of any specific fund; individual fund performance may differ. Past performance is not a guarantee of future results. Source: Lipper Inc.

LEGG MASON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(Amounts in thousands, except per share amounts)
(Unaudited)

	Quarters Ended			For the Twelve Months Ended	
	March 2013	December 2012	March 2012	March 2013	March 2012
Operating Revenues:					
Investment advisory fees:					
Separate accounts	$ 182,709	$ 181,755	$ 187,152	$ 730,326	$ 775,534
Funds	365,858	360,827	362,748	1,446,066	1,491,325
Performance fees	33,328	46,395	14,822	98,568	49,499
Distribution and service fees	83,859	83,083	82,419	330,480	340,966
Other	2,009	1,840	1,450	7,210	5,250
Total operating revenues	667,763	673,900	648,591	2,612,650	2,662,574
Operating Expenses[1]:					
Compensation and benefits	307,468	308,248	297,266	1,188,470	1,109,671
Transition-related compensation	-	-	2,079	-	34,638
Total compensation and benefits	307,468	308,248	299,345	1,188,470	1,144,309
Distribution and servicing	142,274	143,410	160,317	600,644	649,739
Communications and technology	37,784	38,400	39,174	149,645	164,712
Occupancy	83,299	31,072	29,477	171,941	154,816
Amortization of intangible assets	3,505	3,505	3,623	14,019	19,574
Impairment of intangible assets	-	734,000	-	734,000	-
Other	50,420	48,588	44,443	188,430	190,671
Total operating expenses	624,750	1,307,223	576,379	3,047,149	2,323,821
Operating Income (Loss)	43,013	(633,323)	72,212	(434,499)	338,753
Other Non-Operating Income (Expense):					
Interest income	2,290	1,646	2,867	7,590	11,481
Interest expense	(16,010)	(13,564)	(21,756)	(62,919)	(87,584)
Other income (expense)	16,094	9,926	53,941	(17,958)	22,097
Other non-operating income (expense) of consolidated investment vehicles	3,259	(3,449)	2,729	(2,821)	18,336
Total other non-operating income (expense)	5,633	(5,441)	37,781	(76,108)	(35,670)
Income (Loss) Before Income Tax (Benefit) Provision	48,646	(638,764)	109,993	(510,607)	303,083
Income tax (benefit) provision	17,955	(180,214)	33,184	(150,859)	72,052
Net Income (Loss)	30,691	(458,550)	76,809	(359,748)	231,031
Less: Net income (loss) attributable to noncontrolling interests	1,487	(4,680)	740	(6,421)	10,214
Net Income (Loss) Attributable to Legg Mason, Inc.	$ 29,204	$ (453,870)	$ 76,069	$ (353,327)	$ 220,817
Net Income (Loss) per Share Attributable to Legg Mason, Inc. Common Shareholders:					
Basic	$ 0.23	$ (3.45)	$ 0.54	$ (2.65)	$ 1.54
Diluted	$ 0.23	$ (3.45)	$ 0.54	$ (2.65)	$ 1.54
Weighted Average Number of Shares Outstanding:					
Basic	128,507	131,534	140,055	133,226	143,292
Diluted [2]	128,576	131,534	140,090	133,226	143,349

[1] Operating expenses in fiscal 2012 include transition costs related to streamlining our business model.
See Supplemental Data - Operating margin, as adjusted for additional details.

[2] Diluted shares are the same as basic shares for periods with a loss and any adjustment
for Adjusted Income is not material.

LEGG MASON, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF INCOME (LOSS)
(Amounts in thousands)
(Unaudited)

Quarters Ended

	March 2013			December 2012			March 2012		
	Balance Before Consolidation of Consolidated Investment Vehicles	Consolidated Investment Vehicles	Consolidated Totals	Balance Before Consolidation of Consolidated Investment Vehicles	Consolidated Investment Vehicles	Consolidated Totals	Balance Before Consolidation of Consolidated Investment Vehicles	Consolidated Investment Vehicles	Consolidated Totals
Total operating revenues	$ 668,380	$ (617)	$ 667,763	$ 674,506	$ (606)	$ 673,900	$ 649,255	$ (664)	$ 648,591
Total operating expenses	624,605	145	624,750	1,307,124	99	1,307,223	576,246	133	576,379
Operating Income (Loss)	43,775	(762)	43,013	(632,618)	(705)	(633,323)	73,009	(797)	72,212
Other non-operating income (expense)	3,474	2,159	5,633	(1,385)	(4,056)	(5,441)	36,350	1,431	37,781
Income (Loss) Before Income Tax Provision	47,249	1,397	48,646	(634,003)	(4,761)	(638,764)	109,359	634	109,993
Income tax (benefit) provision	17,955	-	17,955	(180,214)	-	(180,214)	33,184	-	33,184
Net Income (Loss)	29,294	1,397	30,691	(453,789)	(4,761)	(458,550)	76,175	634	76,809
Less: Net income (loss) attributable to noncontrolling interests	90	1,397	1,487	81	(4,761)	(4,680)	106	634	740
Net Income (Loss) Attributable to Legg Mason, Inc.	$ 29,204	$ -	$ 29,204	$ (453,870)	$ -	$ (453,870)	$ 76,069	$ -	$ 76,069

For the Twelve Months Ended

	March 2013			March 2012		
	Balance Before Consolidation of Consolidated Investment Vehicles	Consolidated Investment Vehicles	Consolidated Totals	Balance Before Consolidation of Consolidated Investment Vehicles	Consolidated Investment Vehicles	Consolidated Totals
Total operating revenues	$ 2,615,047	$ (2,397)	$ 2,612,650	$ 2,665,668	$ (3,094)	$ 2,662,574
Total operating expenses	3,046,587	562	3,047,149	2,323,213	608	2,323,821
Operating Income (Loss)	(431,540)	(2,959)	(434,499)	342,455	(3,702)	338,753
Other non-operating income (expense)	(72,177)	(3,931)	(76,108)	(49,236)	13,566	(35,670)
Income (Loss) Before Income Tax Provision	(503,717)	(6,890)	(510,607)	293,219	9,864	303,083
Income tax (benefit) provision	(150,859)	-	(150,859)	72,052	-	72,052
Net Income (Loss)	(352,858)	(6,890)	(359,748)	221,167	9,864	231,031
Less: Net income (loss) attributable to noncontrolling interests	469	(6,890)	(6,421)	350	9,864	10,214
Net Income (Loss) Attributable to Legg Mason, Inc.	$ (353,327)	$ -	$ (353,327)	$ 220,817	$ -	$ 220,817

LEGG MASON, INC. AND SUBSIDIARIES
SUPPLEMENTAL DATA
RECONCILIATION OF NET INCOME (LOSS) ATTRIBUTABLE TO LEGG MASON, INC.
TO ADJUSTED INCOME [(1)]
(Amounts in thousands, except per share amounts)
(Unaudited)

	Quarters Ended					For the Twelve Months Ended		
		March 2013		December 2012		March 2012	March 2013	March 2012
Net Income (Loss) Attributable to Legg Mason, Inc.	$	29,204	$	(453,870)	$	76,069	$ (353,327)	$ 220,817
Plus (less):								
Amortization of intangible assets		3,505		3,505		3,623	14,019	19,574
Loss on extinguishment of 2.5% senior notes, net of tax		-		-		-	54,873	-
Impairment of intangible assets		-		734,000		-	734,000	-
Deferred income taxes on intangible assets:								
Impairment charges		-		(225,748)		-	(225,748)	-
Tax amortization benefit		33,977		33,865		33,876	135,588	135,830
U.K. tax rate adjustment		-		-		-	(18,075)	(18,268)
Imputed interest on convertible debt (2.5% senior notes)		-		-		10,054	5,839	39,077
Adjusted Income	$	66,686	$	91,752	$	123,622	$ 347,169	$ 397,030
Net Income (Loss) per Diluted Share Attributable to Legg Mason, Inc. Common Shareholders	$	0.23	$	(3.45)	$	0.54	$ (2.65)	$ 1.54
Plus (less):								
Amortization of intangible assets		0.03		0.03		0.03	0.11	0.14
Loss on extinguishment of 2.5% senior notes, net of tax		-		-		-	0.41	-
Impairment of intangible assets		-		5.58		-	5.51	-
Deferred income taxes on intangible assets:								
Impairment charges		-		(1.72)		-	(1.69)	-
Tax amortization benefit		0.26		0.26		0.24	1.02	0.95
U.K. tax rate adjustment		-		-		-	(0.14)	(0.13)
Imputed interest on convertible debt (2.5% senior notes)		-		-		0.07	0.04	0.27
Adjusted Income per Diluted Share	$	0.52	$	0.70	$	0.88	$ 2.61	$ 2.77

[(1)] See explanations for Use of Supplemental Data as Non-GAAP Financial Information.

	Quarters Ended			For the Twelve Months Ended	
	March 2013	December 2012	March 2012	March 2013	March 2012
Operating Revenues, GAAP basis	$ 667,763	$ 673,900	$ 648,591	$ 2,612,650	$ 2,662,574
Plus (less):					
Operating revenues eliminated upon consolidation of investment vehicles	617	606	664	2,397	3,094
Distribution and servicing expense excluding consolidated investment vehicles	(142,257)	(143,393)	(160,299)	(600,582)	(649,679)
Operating Revenues, as Adjusted	$ 526,123	$ 531,113	$ 488,956	$ 2,014,465	$ 2,015,989
Operating Income (Loss), GAAP basis	$ 43,013	$ (633,323)	$ 72,212	$ (434,499)	$ 338,753
Plus (less):					
Gains (losses) on deferred compensation and seed investments	7,182	3,689	28,744	36,497	13,809
Transition-related costs[2]	-	-	1,897	-	73,066
Impairment of intangible assets	-	734,000	-	734,000	-
Operating income and expenses of consolidated investment vehicles	762	705	797	2,959	3,702
Operating Income, as Adjusted	$ 50,957	$ 105,071	$ 103,650	$ 338,957	$ 429,330
Operating Margin, GAAP basis	6.4 %	(94.0) %	11.1 %	(16.6) %	12.7 %
Operating Margin, as Adjusted	9.7	19.8	21.2	16.8	21.3

[1] See explanations for Use of Supplemental Data as Non-GAAP Financial Information.
[2] Transition-related costs:

Compensation	$ -	$ -	$ 2,079	$ -	$ 34,638
Communications and technology	-	-	(190)	-	8,404
Occupancy	-	-	(154)	-	28,351
Other	-	-	162	-	1,673
Total	$ -	$ -	$ 1,897	$ -	$ 73,066

LEGG MASON, INC. AND SUBSIDIARIES
(Amounts in billions)
(Unaudited)

Assets Under Management

By asset class:		Quarters Ended								
		March 2013		December 2012		September 2012		June 2012		March 2012
Equity	$	161.8	$	145.5	$	153.4	$	151.1	$	163.4
Fixed Income		365.1		367.0		369.4		360.6		356.1
Long-Term Assets		526.9		512.5		522.8		511.7		519.5
Liquidity		137.7		136.4		127.9		120.1		123.8
Total	$	664.6	$	648.9	$	650.7	$	631.8	$	643.3

By asset class (average):		Quarters Ended										Twelve Months Ended		
		March 2013		December 2012		September 2012		June 2012		March 2012		March 2013		March 2012
Equity	$	152.7	$	147.6	$	151.3	$	155.1	$	160.2	$	152.1	$	168.4
Fixed Income		366.1		369.3		365.0		358.5		356.1		364.5		359.8
Long-Term Assets		518.8		516.9		516.3		513.6		516.3		516.6		528.2
Liquidity		138.6		131.4		123.1		121.9		118.6		128.9		116.6
Total	$	657.4	$	648.3	$	639.4	$	635.5	$	634.9	$	645.5	$	644.8

Component Changes in Assets Under Management

		Quarters Ended										Twelve Months Ended		
		March 2013		December 2012		September 2012		June 2012		March 2012		March 2013		March 2012
Beginning of period	$	648.9	$	650.7	$	631.8	$	643.3	$	627.0	$	643.3	$	677.6
Net client cash flows:														
Equity		(2.6)		(8.3)		(5.7)		(3.9)		(4.9)		(20.4)		(21.3)
Fixed Income		(0.4)		(6.8)		(3.8)		0.1		(2.8)		(11.0)		(18.6)
Liquidity		1.2		7.6		9.7		1.2		2.8		19.7		12.4
Total net client cash flows		(1.8)		(7.5)		0.2		(2.6)		(4.9)		(11.7)		(27.5)
Market performance and other		12.1		5.7		20.7		(4.3)		24.4		34.2		17.1
Acquisitions (Dispositions), net		5.4		-		(2.0)		(4.6)		(3.2)		(1.2)		(23.9)
End of period	$	664.6	$	648.9	$	650.7	$	631.8	$	643.3	$	664.6	$	643.3

Note: Due to effects of rounding, the sum of the quarterly results may differ immaterially from the year-to-date results.

Use of Supplemental Data as Non-GAAP Financial Information

As supplemental information, we are providing performance measures that are based on methodologies other than generally accepted accounting principles ("non-GAAP") for "Adjusted Income" and "Operating Margin, as Adjusted" that management uses as benchmarks in evaluating and comparing our period-to-period operating performance.

Adjusted Income

We define "Adjusted Income" as Net Income (Loss) Attributable to Legg Mason, Inc., plus amortization and deferred taxes related to intangible assets and goodwill, imputed interest and tax benefits on contingent convertible debt less deferred income taxes on goodwill and indefinite-life intangible asset impairment, if any. We also adjust for other non-core items that are not reflective of our economic performance, such as intangible asset impairments, the impact of tax rate adjustments on certain deferred tax liabilities related to indefinite-life intangible assets, and loss on extinguishment of contingent convertible debt.

We believe that Adjusted Income provides a useful representation of our operating performance adjusted for non-cash acquisition related items and other items that facilitate comparison of our results to the results of other asset management firms that have not issued/extinguished contingent convertible debt or made significant acquisitions. We also believe that Adjusted Income is an important metric in estimating the value of an asset management business.

Adjusted Income only considers adjustments for certain items that relate to operating performance and comparability, and therefore, is most readily reconcilable to Net Income (Loss) Attributable to Legg Mason, Inc. determined under GAAP. This measure is provided in addition to Net Income (Loss) Attributable to Legg Mason, Inc., but is not a substitute for Net Income (Loss) Attributable to Legg Mason, Inc. and may not be comparable to non-GAAP performance measures, including measures of adjusted earnings or adjusted income, of other companies. Further, Adjusted Income is not a liquidity measure and should not be used in place of cash flow measures determined under GAAP. We consider Adjusted Income to be useful to investors because it is an important metric in measuring the economic performance of asset management companies, as an indicator of value, and because it facilitates comparison of our operating results with the results of other asset management firms that have not issued/extinguished contingent convertible debt or made significant acquisitions.

In calculating Adjusted Income, we add the impact of the amortization of management contract assets and impairment of indefinite-life intangible assets, both of which arise from acquisitions, to Net Income (Loss) Attributable to Legg Mason, Inc. to reflect the fact that these non-cash expenses distort comparisons of our operating results with the results of other asset management firms that have not engaged in significant acquisitions. Deferred taxes on indefinite-life intangible assets and goodwill include actual tax benefits from amortization deductions that are not realized under GAAP absent an impairment charge or the disposition of the related business. Because we fully expect to realize the economic benefit of the current period tax amortization, we add this benefit to Net Income (Loss) Attributable to Legg Mason, Inc. in the calculation of Adjusted Income. However, because of our net operating loss carry-forward, we will receive the benefit of the current tax amortization over time. Conversely, we subtract the non-cash income tax benefits on goodwill and indefinite-life intangible asset impairment charges and United Kingdom tax rate adjustments on excess book basis on certain acquired indefinite-life intangible assets, if applicable, that have been recognized under GAAP. We also add back non-cash imputed interest and the extinguishment loss on contingent convertible debt adjusted for amounts allocated to the conversion feature, as well as adding the actual tax benefits on the imputed interest that are not realized under GAAP. These adjustments reflect that these items distort comparisons of Legg Mason's operating results to prior periods and the results of other asset management firms that have not engaged in significant acquisitions, including any related impairments, or issued/extinguished contingent convertible debt.

Should a disposition, impairment charge or other non-core item occur, its impact on Adjusted Income may distort actual changes in the operating performance or value of our firm. Accordingly, we monitor these items and their related impact, including taxes, on Adjusted Income to ensure that appropriate adjustments and explanations accompany such disclosures.

Although depreciation and amortization of fixed assets are non-cash expenses, we do not add these charges in calculating Adjusted Income because these charges are related to assets that will ultimately require replacement.

Operating Margin, as Adjusted
We calculate "Operating Margin, as Adjusted," by dividing (i) Operating Income (Loss), adjusted to exclude the impact on compensation expense of gains or losses on investments made to fund deferred compensation plans, the impact on compensation expense of gains or losses on seed capital investments by our affiliates under revenue sharing agreements, transition-related costs of streamlining our business model, income (loss) of consolidated investment vehicles, and impairment charges by (ii) our operating revenues, adjusted to add back net investment advisory fees eliminated upon consolidation of investment vehicles, less distribution and servicing expenses which we use as an approximate measure of revenues that are passed through to third parties, which we refer to as "Operating Revenues, as Adjusted". The compensation items, other than transition-related costs, are removed from Operating Income (Loss) in the calculation because they are offset by an equal amount in Other non-operating income (expense), and thus have no impact on Net Income (Loss) Attributable to Legg Mason, Inc. Transition-related costs, impairment charges and income (loss) of consolidated investment vehicles are removed from Operating Income (Loss) in the calculation because these items are not reflective of our core asset management operations. We use Operating Revenues, as Adjusted in the calculation to show the operating margin without distribution and servicing expenses, which we use to approximate our distribution revenues that are passed through to third parties as a direct cost of selling our products, although distribution and servicing expenses may include commissions paid in connection with the launching of closed-end funds for which there is no corresponding revenue in the period. Operating Revenues, as Adjusted also includes our advisory revenues we receive from consolidated investment vehicles that are eliminated in consolidation under GAAP.

We believe that Operating Margin, as Adjusted, is a useful measure of our performance because it provides a measure of our core business activities excluding items that have no impact on Net Income (Loss) Attributable to Legg Mason, Inc. and because it indicates what Legg Mason's operating margin would have been without the distribution revenues that are passed through to third parties as a direct cost of selling our products, transition-related costs and impairment charges, and the impact of the consolidation of certain investment vehicles described above. The consolidation of these investment vehicles does not have an impact on Net income (Loss) Attributable to Legg Mason, Inc. This measure is provided in addition to the Company's operating margin calculated under GAAP, but is not a substitute for calculations of margins under GAAP and may not be comparable to non-GAAP performance measures, including measures of adjusted margins of other companies.